Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

November 28, 2012

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 9, 2012

File No. 333-179745

Dear Mr. Webb:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated November 14, 2012 relating to the Company’s Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 filed on November 9, 2012. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 (“Amendment No. 6”) indicating the changes made thereon from the previous Amendment No. 4 filed with the Commission. The responses below have been numbered to correspond with the comments in your November 14, 2012 letter.

General

1.	We note the information provided in the Investment Highlights section of your website. Please tell us when you posted such information to your website and provide an analysis as to why you believe that this section should not be viewed as a sale or offering of your securities. In this regard, we note that the Investment Highlights section provides positive information about the growth and potential growth of the stevia industry and seems to be advertising reasons why investors should purchase shares of your common stock.

Company Response to Comment 1:

The Company respectfully informs the Staff that the information was posted around July 2011 and it was an oversight and inadvertent omission by the Company not to have deleted or revised the information from that time period. All of the information in question has been deleted from the Company’s website.

Equity Purchase Agreement, page 4

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

Securities and Exchange Commission

Division of Corporate Finance

November 28, 2012

_____________________

2.	Either revise the sixth paragraph on page 4 to clarify that the oral agreement is enforceable and have your outside counsel confirm that it is enforceable as a matter of state law or revise the disclosure and file a written agreement with the next amendment.

Company Response to Comment 2:

In response to Comment 2, the Company respectfully informs the Staff that it has revised Amendment No. 6 to specifically indicate that the oral agreement between Southridge and the Company is enforceable. The Company has confirmed with its legal counsel that an oral agreement of this type would be enforceable under applicable state law. Please see page 5 of Amendment No. 6.

Information with Respect to the Registrant, page 20

Background, page 20

3.	We note your response to our prior comment 5 and reissue in part. Please revise to provide quantitative information to clarify what you mean by your disclosure on page 21 that your obligation to contribute $200,000 per month is subject to the performance of the joint venture in terms of “its ability to generate revenue and profits” and by your disclosure on page 21 that you are not obligated to provide such funds to the joint venture until you have successfully completed a financing of “sufficient amount.” In addition, please revise to clarify what you mean by “successfully complete a financing.” For example, in regards to this offering, tell us whether completing a financing refers to the end of the three year term of the equity purchase agreement with Southridge or at the completion of each put pursuant to the agreement with Southridge.

Company Response to Comment 3:

The Company respectfully informs the Staff that it has revised Amendment No. 6. Please see page 22 of Amendment No. 6.

4.	We note your disclosure that you have not contributed $200,000 to the joint venture since August 2012 and that you will not contribute $200,000 per month to the joint venture until you have successfully completed a financing. Please revise to disclose whether you and Technew Technology continue to “explore potential stevia commercial applications” pursuant to the joint venture even though you are currently not providing funds to the joint venture.

Company Response to Comment 4:

The Company respectfully informs the Staff that it has revised Amendment No. 6. Please see page 22 of Amendment No. 6.

The Industry and Our Opportunity, page 21

Greenberg Traurig, LLP

Securities and Exchange Commission

Division of Corporate Finance

November 28, 2012

_____________________

Stevia as a Commercial Product for Agricultural Use, page 22

5.	We note your response to our prior comment 6 that you have removed disclosure regarding your testing of stevia and the results of the tests because “the preliminary results are only for your internal use.” Please provide us with a copy of the results of such tests.

Company Response to Comment 5:

The Company respectfully informs the Staff that it has provided the Staff a copy of the results of such tests.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 14, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

Greenberg Traurig, LLP

Securities and Exchange Commission

Division of Corporate Finance

November 28, 2012

_____________________

ACKNOWLEDGEMENT

In connection with Stevia Corp.’s (the “Company”) letter dated November 28, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.

/s/ George Blankenbaker

_____________________________

George Blankenbaker, President, Secretary & Treasurer

Greenberg Traurig, LLP